Exhibit 99.1

Sinovac Adopts Shareholder Rights Plan and Declares Dividend Distribution of Preferred Share Purchase Rights

BEIJING, March 28, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that its board of directors has adopted a shareholder rights plan (the “Rights Plan”), pursuant to which the board of directors declared a dividend distribution of one preferred share purchase right on each outstanding common share of the Company.

The Rights Plan is designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. As disclosed on February 1, 2016, a special committee of the board of directors was formed following the receipt of a non-binding “going private” proposal, dated January 30, 2016, from Mr. Weidong Yin, chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. and/or its affiliates. Subsequently, the special committee received a non-binding competing “going private” proposal, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited.

The adoption of the Rights Plan will help ensure that the special committee and the board of directors have sufficient time to consider and pursue any strategic alternatives of the Company that are in the best interests of the Company and its shareholders. The Rights Plan does not prevent the special committee or the board of directors from considering or accepting any acquisition proposal if the board of directors (acting upon the recommendation of the special committee) determines that such action is fair, advisable and in the best interests of the Company and its shareholders.

Pursuant to the Rights Plan, subject to limited exceptions, the preferred share purchase rights will be exercisable if a person or group acquires 15% or more of the Company’s common shares or announces a tender offer for 15% or more of the common shares. Under certain circumstances, each right will entitle shareholders to buy one one-thousandth of a share of the newly created series A junior participating preferred shares of the Company at an exercise price of $30.00. The Board of Directors will be entitled to redeem the rights at $0.001 per right at any time prior to the occurrence of a triggering event.

If a person acquires 15% or more of the outstanding common shares of the Company, each right will entitle the right holder to purchase, at the right’s then-current exercise price, a number of common shares having a market value at that time of twice the right’s exercise price. We refer to the person who acquired 15% or more of the outstanding common shares of the Company as the “acquiring person.”

Rights held by the acquiring person will become void and will not be exercisable to purchase shares. If the Company is acquired in a merger or other business combination transaction which has not been approved by the board of directors, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value at that time of twice the right’s exercise price.

The dividend will be distributed on April 14, 2016 to shareholders of record as of the close of business on April 8, 2016. The rights will expire on March 27, 2017. The rights distribution is not taxable to shareholders.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 entered the commercialization production phrase and will be launched into the market by the end of first half of 2016. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company’s website www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com